02021245

COMMISSION APR 08 2002
Washington, D.C. 20549

RECEIVED SEC MAIL PROCESSING SECTION 366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-51722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 **AND ENDING** 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER CMC Institutional Trading LLC / Formerly /
MUNIDIRECT.COM, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 WEST WACKER DRIVE, SUITE 4040
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHAWN D. BALDWIN — 312-701-0011
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] *Accountant not resident in United States or any of its possessions*

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, **SHAWN D. BALDWIN**, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

MUNIDIRECT.COM, INC. as of

DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this ______ day of
April, 2002

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) *A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.*
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUNIDIRECT.COM, INC.
(A Georgia Corporation)

TABLE OF CONTENTS

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MuniDirect.com, Inc.
Chicago, Illinois

I have audited the accompanying statement of financial condition of MuniDirect.com, Inc. (the Company) as of December 31, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of MuniDirect.com, Inc. as of December 31, 2000, were audited by other auditors whose report dated March 16, 2001, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MuniDirect.com, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Linda Rapacz

April 5, 2002

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSET		
Cash in Bank		$ 11,951
Total Current Assets		$ 11,951
TOTAL ASSETS		$ 11,951

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ -
Total Current Liabilities		$ -
STOCKHOLDER'S EQUITY		
Capital Stock - Common, No Par Value; 10,000,000 Shares Authorized; 2,580,850 Shares Issued and 100 Shares Outstanding	$ -	
Additional Paid-In Capital	880,065	
Retained Earnings (Deficit)	(868,114)	
Total Stockholder's Equity	$ 11,951	
Less - Treasury Stock - 2,580,750 Shares at Cost	-	
Total Stockholder's Equity		11,951
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 11,951

The accompanying notes to the financial statements are an integral part of this statement.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Commission Income	$121,887	
Interest Income	3,620	
Miscellaneous Income	467	
Total Income		$125,974
OPERATING EXPENSES		
Clearing Fees	$ 40,749	
Salaries	36,462	
Depreciation Expense	30,425	
Payroll Taxes	16,067	
Bond Express	15,419	
Trading System	12,881	
Professional Fees	10,354	
Office Rent	10,150	
Telephone	7,027	
Licenses	(3,701)	
Internet Expense	2,941	
Interest Expense	2,877	
Office Expenses	2,279	
Regulatory Fees	1,087	
Software Expense	934	
Insurance Expense	706	
Bond Call Fee	500	
Referral Fees	370	
Income Tax	200	
Miscellaneous Expenses	147	
Advertising Expense	134	
Total Operating Expenses		188,008
NET (LOSS) BEFORE OTHER INCOME		($ 62,034)
OTHER INCOME		
Gain on Sale of Assets		31,758
NET (LOSS) FOR THE YEAR		($30,276)
PRIOR PERIOD ADJUSTMENT		(14,043)
TOTAL NET (LOSS)		($44,319)

The accompanying notes to the financial statements are an integral part of this statement.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance, January 1, 2001	$ -	$1,055,000	($823,795)	$231,205
Capital Contributions For the Year	-	31,936	-	31,936
Sale of Stock	-	-	-	-
Totals	$ -	$1,086,936	($823,795)	$263,141
Capital Reimbursements For the Year	-	(206,871)	-	(206,871)
Net (Loss) For the Year	-	-	(44,319)	(44,319)
Ending Balance, December 31, 2001	$ -	$ 880,065	($868,114)	$ 11,951

The accompanying notes to the financial statements are an integral part of this statement.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTHING

TO

REPORT

The accompanying notes to the financial statements
are an integral part of this statement.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Used By Net (Loss)		($ 62,034)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	$ 30,425	
Prior Period Adjustment	(14,043)	
Other Income	31,758	
NET CHANGES IN:		
Accounts Receivable	12,636	
Prepaid Expenses	(4,350)	
Accounts Payable	11,526	
Total Adjustments and Net Changes		67,952
Net Cash Provided By Operating Activities		$ 5,918
CASH FLOWS USED BY INVESTING ACTIVITIES		
Cash Received for the Sale of Assets	$ 200,000	
Disposition of Assets	(168,242)	
Deposit Received	2,897	
Net Cash Used By Investing Activities		34,655
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Stockholders' Additional Paid In Capital Returned	($206,871)	
Loans to Stockholders	43,187	
Stockholder's Additional Capital Paid In	31,936	
Net Cash Provided By Financing Activities		(131,748)
NET DECREASE IN CASH		($ 91,175)
CASH AT BEGINNING OF YEAR		103,126
CASH AT END OF YEAR		$11,951
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Payments		$ 2,877
State Income Tax Payment		$ 200

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

MuniDirect.com, Inc. (the Company) was incorporated in the state of Georgia on March 12, 1999. The Company registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. The Company's principal activity was to provide brokerage and investment services on the Internet. Ownership of the corporation's capital stock changed effective December 28, 2001, requiring the Company to change its name within sixty days.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

Income is derived from the brokerage and investment service fees charged. Income is recognized when earned in compliance with generally accepted accounting principals.

Depreciation

The Company depreciates its fixed assets on an accelerated basis over the useful life of the assets.

Income Taxes

The Company has an accumulated net loss in the amount of $868,114 as of December 31, 2001. However, no deferred tax assets have been recorded by the Company. The Company has been replaced by a Limited Liability Company formed under the laws of the state of Illinois; this newly formed successor Company will not be able to use the losses accumulated by MuniDirect.com, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company will engage in various brokerage activities in which counterparties will primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed overstatements of assets and liabilities resulting from the change in stockholders and corporate assets and liabilities as of December 28, 2001. These audit adjustments were made prior to the preparation of the audited financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $11,951 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY	$ 11,951
LESS - NONALLOWABLE ASSETS	-
NET EQUITY BEFORE HAIRCUTS	$ 11,951
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 11,951
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 6,951
EXCESS NET CAPITAL AT 1000%	$ 11,951

Net capital per unaudited FOCUS Report Part IIA at December 31, 2001	$ 10,301
Overstatement of Assets	(12,122)
Overstatement of Liabilities	13,772
Net capital per audited financial statements at December 31, 2001	$ 11,951

See Independent Auditor's Report.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
DECEMBER 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS		
Items included in the Statement of Financial Condition:		
Accounts Payable	$ -	
TOTAL AGGREGATE INDEBTEDNESS		$ -
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%

Aggregate Indebtedness per FOCUS Report Part IIA at December 31, 2001	$ 13,772
Overstatement of Liabilities	(13,772)
Aggregate Indebtedness per audited financial statements at December 31, 2001	$ -

See Independent Auditor's Report.

MUNIDIRECT.COM, INC.
(A Georgia Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
MuniDirect.com, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of MuniDirect.com, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate, at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



April 5, 2002

MUNIDIRECT.COM, INC.
(A Georgia Corporation)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2001